Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123   Facsimile: 81-3-5573-5139

August 31, 2006

Securities and Exchange Commissio[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06016532

SUPPL

Re: **File No. 82-34805: Nippon Mining Holdings, Inc.**
Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) there under.

We have enclosed herewith in Exhibits 1 to 9 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between June 16, 2006, the date of such application, and August 31, 2006, the date of this submission, except the document dated June 28, 2006 which was submitted on July 4, 2006.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: *Fumio Ito*
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE
June 16, 2006
(except the document dated June 28, 2006 which was submitted on July 4, 2006)

JAPANESE LANGUAGE DOCUMENTS published, filled or distributed ONLY IN JAPAN

1. Press release dated June 20, 2006 in connection with the business alliance between Nippon Oil Corporation and Japan Energy Corporation (Attached as Exhibit 1)

2. Press release dated June 27, 2006 in connection with the appointment of temporary auditor (Attached as Exhibit 2)

3. Press release dated June 28, 2006 in connection with the allotment of stock acquisition rights as stock options (Attached as Exhibit 3)

4. Press release dated July 3, 2006 in connection with the appointment of temporary auditor (Attached as Exhibit 4)

5. Press release dated July 11, 2006 in connection with the determination of issue price of new shares (Attached as Exhibit 5)

6. Press release dated July 26, 2006 in connection with the determination of amount of payment in exchange for stock acquisition rights as stock option (Attached as Exhibit 6)

7. Press release dated August 9, 2006 in connection with the revision of earnings forecast (Attached as Exhibit 7)

8. Press release dated August 11, 2006 in connection with the result of private offering of new shares by third-party allotment (Attached as Exhibit 8)

ENGLISH LANGUAGE DOCUMENTS

9. Consolidated Financial Results for the First Quarter of the Fiscal Year ended March 31, 2007, dated August 9, 2006 (Attached as Exhibit 9)

File No.82-34805

Exhibit 1

June 20, 2006

Nippon Oil Corporation
Japan Energy Corporation

Basic Agreement on Business Alliance

Nippon Oil Corporation (NOC) and Japan Energy Corporation have agreed to enter a business alliance that calls for cooperation in a broad range of business activities and is expected to help each partner augment its competitiveness and corporate development.

In the future, the two companies will consider and implement numerous measures to deepen their cooperative relationship in various business fields, with the goal of augmenting their international competitiveness.

Details

1. Date of alliance creation: June 20, 2006

2. Period of alliance: Ten years (with provisions for automatic renewal)

3. Fields for cooperation and principal items to be considered or implemented

a. Upstream Operations—The companies will regularly exchange information to promote the consideration of potential opportunities for cooperation regarding exploration and development projects as well as asset acquisition projects. In addition, the companies' are to undertake the mutual acceptance at development sites of technical and other staff for training purposes with an eye to promoting personnel development from a long-term perspective.

b. Refining—Until now, efforts have been made in conjunction with RING* to promote a high level of integration at the Mizushima Kombinat. To further increase the level and effects of such integration, the companies will concretely consider how to undertake the integrated operation of their adjacent facilities in that kombinat. In addition, without restricting the focus to the Mizushima region, the companies will concretely consider various types of cooperation measures that rationalize and boost the efficiency of their refining operations—related to the cooperative use of oil storage tanks and crude oil tanker vessels, the integration and cooperative use of manufacturing and shipping (including those for exports) facilities, the cooperative construction of new manufacturing facilities, the exchange of manufacturing technology information, and other items—and appropriately move to implement such measures.

*RING refers to the Research Association of Refinery Integration for Group Operation, a research association authorized by the Minister of Economy, Trade and Industry.

c. Distribution—The companies will take steps to expand their measures to exchange and provide each other with petroleum products and petrochemical products. In addition, the companies will consider plans including those to cooperatively use

transportation infrastructure and to adjust and integrate their depot networks in ways that help cooperatively reduce costs.

d. Fuel Cells—Based on a contract with Japan Energy, the two companies will cooperatively move forward with measures to develop markets for the fuel cells employing petroleum fuels that have been developed by NOC in cooperation with fuel cell manufacturers. The two companies will also move further ahead with measures to handle the same fuel cell models and otherwise reduce related costs, with an eye to quickly promoting the market diffusion of fuel cells employing petroleum fuels. In addition, to increase R&D efficiency, the two companies will undertake cooperative development programs in fields to be agreed upon.

e. Technology Development—To make it possible for the two companies to manufacture and market petroleum fuel products using each others' patents, the two companies will conclude a cross-licensing contract for patents related to the quality of the two companies' petroleum fuel products. As a result, they will be able to work to further deepen their cooperation related to refining and distribution.

File No.82-34805

Exhibit 2

June 27, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

APPOINTMENT OF TEMPORARY AUDITOR

The Board of Auditors of Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") met today and passed a resolution to appoint a temporary auditor as detailed below:

1. Reason for the Appointment

ChuoAoyama PricewaterhouseCoopers, the Company's auditor, was ordered by the Financial Services Agency on May 10, 2006 to suspend its business for a period of two months from July 1 to August 31. Accordingly, ChuoAoyama lost the status as an auditor of the Company effective July 1, 2006, in accordance with Article 337, Paragraph 3(1) of the Japanese Corporate Law. In light of this and to avoid the absence of an independent auditor, the Company plans to appoint a temporary auditor as detailed in 2. below, effective July 1, 2006, under the provisions set forth in Article 346, Paragraphs 4 and 6 of the Corporate Law.

Further, in view of ChuoAoyama's fair and reasonable audit record with the Company in the past and to secure continuity in audit work, the Company considers ChuoAoyama to be qualified to serve as an auditor after the business suspension period expires. In accordance with Article 346, Paragraphs 4 and 6 of the Corporate Law, the Company plans to appoint ChuoAoyama as a temporary auditor alongside the independent auditor detailed in 2. below, effective September 1, 2006 following the expiration of the business suspension period.

With regard to the selection of an auditor for the fiscal year starting in April 2007 and thereafter, the Company will submit a proposal on selection of an independent auditor to the 5th Annual General Meeting of Shareholders scheduled in June 2007, taking into consideration factors such as how the joint audit has been conducted and how far ChuoAoyama has restored public confidence during the

current fiscal year.

2. Temporary Auditor Nominee

Name: Ernst & Young ShinNihon

Address: 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo

3. Outgoing Auditor

Name: ChuoAoyama PricewaterhouseCoopers

Address: 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

4. Effective Date

July 1, 2006

File No.82-34805

Exhibit 3

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

June 28, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

ALLOTMENT OF STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

In accordance with the shareholder resolution at the 4th Annual General Meeting of Shareholders held on June 27, 2006 and the resolution by the Board of Directors who met on June 28, 2006, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has resolved to offer stock acquisition rights as stock options for subscription by Directors and Senior Officers of the Company and Directors, Executive Officers of Japan Energy Corporation and Nippon Mining & Metals Co., Ltd., which are the Company's subsidiaries. Details are as follows:

1. Name of stock acquisition rights to be offered

Nippon Mining Holdings, Inc. Stock Acquisition Rights Issued in 2006 (Stock acquisition rights as stock options)

2. Total number of units of stock acquisition rights

421 units

The number as set forth above is the number of units scheduled for allotment, and in case the total number of units of stock acquisition rights to be issued decrease due to under-subscription or for any other reasons, the total number of units to be offered shall equal the number of units of stock acquisition rights subscribed.

3. Type and number of underlying shares

Ordinary shares of the Company shall be the underlying shares subject to the stock acquisition rights. The number of underlying shares available for a unit (hereafter "the Number of Shares to be Granted") of stock acquisition right shall be 500.

4. Method of payment for and exercise price of stock acquisition rights

Payment upon exercise of stock acquisition rights shall be made in cash. Exercise price shall be ¥1.00 per underlying share and the amount payable on exercise of stock acquisition rights shall be calculated by multiplying the Number of Shares to be Granted by the exercise price per underlying share.

5. Exercise period

From July 27, 2006 to June 30, 2026

6. Matters concerning increase in common stock and capital reserve as a result of issuing shares upon exercise of stock acquisition rights

(1) The amount of increase in common stock as a result of issuance of shares upon the exercise of stock acquisition rights shall be half the amount of the maximum limit of increase in common stock, etc., calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Regulations" (Ordinance of the Ministry of Justice No.13 of 2006). Any fraction under ¥1.00 resulting from the calculation shall be rounded up to the nearest yen.

(2) The amount of increase in capital reserve as a result of issuance of shares upon the exercise of stock acquisition rights shall be the amount obtained by subtracting the amount of increase in common stock as specified in (1) above from the maximum limit of increase in common stock, etc. as specified in (1) above.

7. Restriction on acquisition of stock acquisition rights via transfer of stock acquisition rights

Any acquisition of stock acquisition rights via transfer of stock acquisition rights shall require approval of the Company's Board of Directors.

8. Conditions for acquisition of stock acquisition rights to be offered

No conditions shall be specified for acquisition of stock acquisition rights to be offered.

9. Policy concerning the treatment of stock acquisition rights in the event of business combination and issuance of stock acquisition rights by an acquiring company

In the event of merger (limited to the case where the Company is the merged entity), spin-off, divestiture, or exchange of stock or stock transfer (hereafter collectively "Reorganization"), the holders of stock acquisition rights that remain at the time of coming into effect of the Reorganization concerned (hereafter "Remaining Stock Acquisition Rights") shall be granted share acquisition rights of a joint-stock corporation specified as set forth in Article 236, Paragraph 1(a)-(e) of the Corporate Law (collectively "Surviving Company"), in accordance with the conditions as set forth below. In such case, the Remaining Stock Acquisition Rights shall be terminated and the Surviving Company shall instead newly issue share acquisition rights, provided, however, that the foregoing provisions of this paragraph shall apply only if issuance of stock acquisition rights by Surviving Company is duly provided for in relevant merger and acquisition agreement, merger agreement, spin-off agreement, divestiture agreement, stock exchange contract or stock transfer contract:

(i) Total number of units of stock acquisition rights to be issued by the Surviving Company

The Surviving Company shall issue the same number of units of stock acquisition rights as the number of units of the Remaining Stock Acquisition Rights of the Company held by each holder.

(ii) Type of underlying shares of Surviving Company subject to the stock acquisition rights

Ordinary shares of the Surviving Company

(iii) Number of shares of Surviving Company subject to the stock acquisition rights

The number of shares shall be determined in consideration of conditions of the Reorganization and other factors and in accordance with item 3. above.

(iv) Amount payable on exercise of stock acquisition rights

The amount of payment to be made upon exercise of the new stock acquisition rights shall be the amount obtained by multiplying the amount of payment after the Reorganization as set forth below by the number of shares of the Surviving Company subject to the stock acquisition rights as specified in (iii) above. Exercise price after the Reorganization shall be ¥1.00 per underlying share of the Surviving Company

(v) Exercise period

Stock acquisition rights are exercisable from either of the start date of the period during which stock acquisition rights to be offered are exercisable, as specified in item 5. above, or the date of coming into effect of the Reorganization, whichever comes later, through the final date of the period during which stock acquisition rights are exercisable, as specified in item 5. above.

(vi) Matters concerning increase in common stock and capital reserve as a result of issuing shares upon exercise of stock acquisition rights

To be determined in accordance with item 6. above.

(vii) Restriction on acquisition of stock acquisition rights via transfer of stock acquisition rights

Any acquisition of stock acquisition rights via transfer of stock acquisition rights shall require approval of the Board of Directors of the Surviving Company.

(viii) Conditions for acquisition of stock acquisition rights

To be determined in accordance with item 8. above.

(ix) Other conditions for the exercise of stock acquisition rights

To be determined in accordance with item 11. below.

10. Fractional share which does not constitute one share resulting from the exercise of stock acquisition rights

Any fractional share which does not constitute one share in the shares to be allotted to a holder of stock acquisition rights who exercised his/her stock acquisition rights shall be rounded off.

11. Other conditions for the exercise of stock acquisition rights

(1) Regardless of 5. above, a holder of stock acquisition rights is entitled to exercise such rights within three years starting from the day immediately following the date of termination of his/her service as either Director, Senior Officer or Corporate Auditor of the Company, or Director, Executive Officer or Corporate Auditor of Japan Energy Corporation and Nippon Mining & Metals Co. Ltd., which are the Company's subsidiaries, or of other subsidiaries designated by the Company's Board of Directors (hereafter "the First Day of the Exercise Period").

(2) Regardless of (1) above, in cases of (i) and (ii) below (in case of (i): excluding the case where stock acquisition rights of the Surviving Company are issued to holders of remaining stock acquisition rights in accordance with item 9. above), the holder of stock acquisition rights may exercise his/her stock acquisition rights only during the period as stipulated respectively in (i) and (ii):

(i) If, for any holder of stock acquisition rights, the First Day of the Exercise Period does not arrive by June 30, 2023, the holder of stock acquisition rights concerned shall be entitled to exercise the rights during the period between July 1, 2023 and June 30, 2026.

(ii) Should any merger contract due to which the Company will cease to exist after the merger be approved by the general meeting of shareholders, or should any exchange of stock or stock transfer contract that transforms the Company into a wholly-owned subsidiary be approved by the general meeting of shareholders (or, should any such contract be approved by the Company's Board of Directors in case resolution by the general meeting of shareholders is not required), the

holder of stock acquisition right shall be entitled to exercise the right during the period of 15 days starting from the day immediately following the date when such approval was made.

(3) No partial exercise of a unit of stock acquisition rights is allowed.

(4) In case the person granted stock acquisition rights abandons his/her stock acquisition rights to be offered, he/she shall not be able to exercise the stock acquisition rights to be offered.

12. Amount of payment in exchange of the stock acquisition rights to be offered

Amount of payment in exchange of stock acquisition rights to be offered shall be the fair value calculated by using the Black-Scholes model based on conditions as of July 26, 2006. The issue price, calculated by this model as of June 27, 2006, is ¥458,500 per a unit of stock acquisition right.

13. Date of allotment of the stock acquisition rights

July 26, 2006

14. Date of payment of consideration in exchange of the stock acquisition rights

July 26, 2006

15. People to be allotted stock acquisition rights

Stock acquisition rights shall be allotted to a total of 47 people including 10 Directors and one Senior Officer of the Company, and 8 Directors, 28 Executive Officers of the Company's subsidiaries.

File No.82-34805

Exhibit 4

July 3, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

APPOINTMENT OF TEMPORARY AUDITOR

As announced on June 27, 2006, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has appointed a temporary auditor as detailed below pursuant to Article 346, Paragraphs 4 and 6 of the Japanese Corporate Law:

1. Reason for the Appointment

ChuoAoyama PricewaterhouseCoopers, the Company's auditor, was ordered by the Financial Services Agency on May 10, 2006 to suspend its business for a period of two months from July 1 to August 31. Accordingly, ChuoAoyama lost the status as an auditor of the Company effective July 1, 2006, in accordance with Article 337, Paragraph 3(1) of the Corporate Law. In light of this and to avoid the absence of an outside auditor, on July 1, 2006, the Company has appointed a temporary auditor as detailed in 2. below.

2. Newly Appointed Temporary Auditor

Name: Ernst & Young ShinNihon

Address: 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo

3. Resigned Auditor

Name: ChuoAoyama PricewaterhouseCoopers

Address: 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

4. Effective Date

July 1, 2006

File No.82-34805

Exhibit 5

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

July 11, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

NOTICE OF DETERMINATION OF ISSUE PRICE OF NEW SHARES AND OFFERING PRICE OF EXISTING SHARES OF COMMON STOCK

Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") announced today that, pursuant to the Board of Director's resolution dated June 28, 2006 with respect to the domestic public offering of new shares and the secondary sale of issued shares of the Company, the relevant terms were determined as follows:

1. Domestic public offering of new shares

(1) Issue price: 882 yen per share

(2) Aggregate amount of issue price: 61,740,000,000 yen

(3) Amount of payment: 846.72 yen per share

(4) Aggregate amount of payment: 59,270,400,000 yen

(5) Resultant increases in common stock and capital reserve:

Common stock: 424.00 per share

Capital reserve: 422.72 per share

(6) Subscription period: From Wednesday, July 12, 2006 to Friday, July 14, 2006

(7) Payment date: Thursday, July 20, 2006

(Note) Underwriters will purchase shares at the underwriting price and sell shares at the issue price.

2. Secondary sale of issued shares (sale by over-allotment)

(1) Number of shares to be sold: 10,000,000 shares of common stock

(2) Selling price: 882.00 per share

(3) Aggregate amount of selling price: 8,820,000,000 yen

(4) Subscription period: From Wednesday, July 12, 2006 to Friday, July 14, 2006

(5) Delivery date: Friday, July 21, 2006

(6) Offering method:

This represents delivery by Nikko Citigroup Limited of the over allotted shares of the Company with respect to the public offering of the shares of the Company, out of the 10,000,000 shares that Nikko Citigroup will borrow from the shareholders of the Company.

In connection with this, the Company plans to grant to Nikko Citigroup Limited the right to purchase shares in the third-party allotment up to the number of shares to be offered by over-allotment ("green shoe option"), which is exercisable by Friday, August 11, 2006.

During the period between Saturday, July 15, 2006 and Friday, August 11, 2006 ("syndicate cover transaction period"), Nikko Citigroup Limited may purchase shares of common stock of the Company on the Tokyo Stock Exchange within the limits of the number of shares ("syndicate cover transactions"), for the purpose of returning shares borrowed from the Company's shareholders.

Even during the syndicate cover transaction period, Nikko Citigroup Limited may, at its option, not conduct any syndicate cover transactions or complete syndicate cover transactions by purchasing fewer shares than the maximum number of shares allowed to be sold by over-allotment.

Nikko Citigroup Limited may conduct market stabilization transactions during the subscription period of the public offering and sale by over-allotment, and all or part of the shares of common stock of the Company purchased through such transactions may be used to return shares borrowed from the shareholders.

Nikko Citigroup Limited does not plan to exercise the green shoe option for the combined number of (a) shares purchased by market stabilization transactions to be used for returning shares borrowed from the Company's shareholders, and (b) shares purchased by syndicate cover transactions.

3. Private offering of new shares by third-party allotment

(1) Amount of payment: 846.72 yen per share

(2) Aggregate amount of payment: Maximum 8,467,200,000 yen

(3) Resultant increases in common stock and capital reserve:

Common stock: 424.00 per share

Capital reserve: 422.72 per share

(6) Subscription date: Wednesday, August 16, 2006

(7) Payment date: Wednesday, August 16, 2006

(Supplementary information)

1. Determination of issue/offering price

(1) Reference date for calculation of issue/offering price and calculated issue/offering price: Tuesday, July 11, 2006 900 yen per share

(2) Applied discount rate: 2.00%

2. Use of proceeds from capital increase

The entire amount of ¥67,287,600,000, comprised of the maximum net proceeds of the public offering and the third-party allotment, shall be used to finance capital investments. The scheduled capital investment projects are detailed in the press release "NOTICE OF THE BOARD OF DIRECTORS' RESOLUTION OF ISSUANCE OF NEW SHARES AND SECONDARY SALES OF ISSUED SHARES" dated June 28, 2006.

File No.82-34805

Exhibit 6

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

July 26, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

DETERMINATION OF AMOUNT OF PAYMENT IN EXCHANGE FOR STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

Pursuant to the resolution by the Board of Directors adopted on June 28, 2006, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has finalized certain terms of the stock acquisition rights as stock options including the amount of payment in exchange for stock acquisition rights as stock options to be allotted to the Company's Directors and Senior Officers and Directors and Executive Officers of Japan Energy Corporation and Nippon Mining & Metals Co., Ltd., which are the Company's subsidiaries. Details are as follows:

1. Name of stock acquisition rights to be offered:
   Nippon Mining Holdings, Inc. Stock Acquisition Rights issued in 2006 (Stock acquisition rights as stock options)

2. Total number of units of stock acquisition rights to be offered:
   421 units

3. Amount of payment in exchange for the stock acquisition rights to be offered:
   ¥430,000 per unit of stock acquisition rights (¥860 per share)

File No.82-34805

Exhibit 7

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

August 9, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

REVISION OF EARNINGS FORECAST

Based on the recent operating performance, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") revises its earnings forecast for the first six months of the fiscal year ending March 31, 2007 that were previously announced on May 10, 2006. Details of the revision are as follows:

1. Revision of consolidated earnings forecast for the first six months of the year ending March 31, 2007 (April 1, 2006 – September 30, 2006) (Millions of yen)

	Net sales	Income before special items	Net income
Previous forecast (A) (announced on May 10, 2006)	1,570,000	68,000	39,000
Revised forecast (B)	1,720,000	91,000	50,000
Change (B-A)	150,000	23,000	11,000
Percentage change	9.6%	33.8%	28.2%

2. Reason for the revision

Net sales for the first six months are expected to increase due mainly to the higher petroleum product prices reflecting the recent trends in the crude oil market, and higher metal prices. Consolidated income before special items is expected to increase ¥23 billion to ¥91 billion, owing primarily to the increase in inventory valuation gain as a result of higher crude oil prices as well as revenue increase helped by rising copper prices. Consolidated net income is expected to increase ¥11 billion to ¥50 billion reflecting the increase in income before special items and other factors.

[Breakdown of consolidated income before special items by segment (Forecast for the first six months of the year ending March 31, 2007)]

(Millions of yen)

		Previous forecast	Revised forecast	Change	Reason for change in income before special items	Fiscal2005 interim (actual)
Petroleum	Net sales	11,700	12,300	600	Inventory valuation gain increased, offsetting an income decrease due mainly to the delay in passing price increases on to customers.	10,872
	Income before special items	220	245	25		415
Metals total	Net sales	3,870	4,755	885		2,688
	Income before special items	435	640	205		379
Resources and Metals	Net sales	3,200	4,075	875	Higher copper prices, sales increase in copper products and earnings increase at equity method affiliates.	2,181
	Income before special items	380	550	170		315
Electronic Materials	Net sales	600	660	60	Sales increase in electro-deposited copper foil and targets offset a sales decrease in treated rolled copper foil.	474
	Income before special items	20	45	25		43
Metal Manufacturing	Net sales	270	340	70	Sales increase in wrought copper products and special steel products.	231
	Income before special items	30	40	10		26
Metals Group adjustments	Net sales	(200)	(320)	(120)		(198)
	Income before special items	5	5	-		(5)
Others	Net sales	280	275	(5)		232
	Income before special items	25	25	-		37
Eliminations	Net sales	(150)	(130)	20		(142)
Total	Net sales	15,700	17,200	1,500		13,651
	Income before special items	680	910	230		831

[Consolidated forecast for the full year ending March 31, 2007)]

To be announced along with interim business results.

[Reference] Assumptions (Consolidated forecast for the first six months of the year ending March 31, 2007)

		Previous forecast	Revised forecast	Change	Fiscal2005 interim (actual)
Petroleum	Exchange rate (¥/$)	110	115	5	109
	Crude oil (FOB) ($/BBL)*	58.0	64.9	6.9	51.6
	Market price of paraxylene ($/t)	1,055	1,160	105	919
Resources and Metals	Market price of copper (¢/lb)	240	314	74	162
	Electrolytic copper sales (1,000 tons/period)	304	312	8	302
Electronic Materials	Electro-deposited copper foil sales (tons/month)	1,930	2,100	170	2,097
	Treated rolled copper foil sales (1,000 meters/month)	4,600	3,736	(864)	3,021
	ITO target sales (tons/month)	30.0	30.5	0.5	24.2
Metal Manufacturing	Wrought copper products (1,000 tons/period)	19.9	20.2	0.3	16.8
	Special steel products (1,000 tons/period)	2.2	2.5	0.3	1.9
	High quality products ratio (%)	44%	42%	(2%)	41%

*Dubai Spot Price

File No.82-34805

Exhibit 8

August 11, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

RESULT OF PRIVATE OFFERING OF NEW SHARES BY THIRD-PARTY ALLOTMENT

Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has been notified by Nikko Citigroup Limited, the subscriber, that it will subscribe for the maximum number of shares (10,000,000 shares in common stock) to be issued by the third-party allotment which was resolved by the Company's Board of Directors on June 28, 2006 along with the public offering of new shares and sale of existing shares (sale by over-allotment). Details are as follows:

Private offering of new shares by third-party allotment

(1) Number of shares to be offered: 10,000,000 shares of common stock

(2) Amount of payment: 846.72 yen per share

(3) Aggregate amount of payment: 8,467,200,000 yen

(4) Resultant increases in common stock and capital reserve:

Common stock: 424.00 yen per share

Capital reserve: 422.72 yen per share

(5) Subscription date: Wednesday, August 16, 2006

(6) Payment date: Wednesday, August 16, 2006

(7) Subscriber: Nikko Citigroup Limited

(Supplementary information)

1. Change in the aggregate number of shares issued and outstanding due to the third-party allotment

Current number of shares issued and outstanding:	918,462,002 shares	(as of July 31, 2006)
Increase in the number of shares due to the third-party allotment:	10,000,000 shares	
Total number of shares after the third-party allotment:	928,462,002 shares	

2. Use of proceeds from the third-party allotment

The entire amount (¥8,417,200,000) of net proceeds from the third-party allotment shall be used to finance capital investments. The scheduled capital investment projects are detailed in the press release "NOTICE OF THE BOARD OF DIRECTORS' RESOLUTION OF ISSUANCE OF NEW SHARES AND SECONDARY SALES OF ISSUED SHARES" dated June 28, 2006.

File No.82-34805

Exhibit 9

August 9,2006

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31,2007 ("Fiscal 2006")

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyc
Contact to : IR and Public Relations Department   Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters relating to prepare quarterly consolidated financial statements

(1) Changes in accounting method :
Changes in groping method of segment information summarized by product group

(2) Changes in scope of consolidation and application of the equity method :
Consolidated subsidiaries : 114

(Newly included)	4	Nikko Fuji Precision (Wuxi) Co., Ltd. PPC Canada Enterprises Corp. Nikko Materials (Taiwan) Co., Ltd. Hibi Kyodo Smelting Co., Ltd.
(Excluded)	2	(former) Nippon Mining & Metals Co., Ltd. Nikko Metal Manufacturing Co., Ltd.

Affiliated companies accounted for by equity method : 15

(3) Quarterly figures are unaudited.

2. Consolidated financial results for the First Quarter of Fiscal Year 2006 (From April 1,2006 to June 30,2006)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%(*)	millions of yen	%(*)	millions of yen	%(*)
For the three months ended June 30,2006	854,158	34.1	27,695	(24.4)	41,972	(9.5)
For the three months ended June 30,2005	636,934	14.6	36,636	74.6	46,356	94.5
Reference) For the year ended March 31,2006 (Fiscal 2005)	3,026,262	20.9	144,448	15.0	188,722	27.5

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%(*)	yen	sen	yen	sen
For the three months ended June 30,2006	22,401	(22.6)	26	45	26	44
For the three months ended June 30,2005	28,945	103.9	34	17	-	-
Reference) For the year ended March 31,2006 (Fiscal 2005)	96,905	91.6	113	87	113	84

Note: 1. Average number of shares issued (consolidated)
For the three-months ended June 30, 2006 : 847,026,508 shares , For the three-months ended June 30, 2005 : 847,021,670 shares
For the year ended March 31, 2006 : 847,046,824 shares
2. (*) This represents a percentage of an increase or decrease from the first quarter of the previous fiscal year.

(2) Financial position

	Total Assets	Net Assets
	millions of yen	millions of yen
As of June 30,2006	1,950,949	529,157
As of June 30,2005	1,640,544	376,958
Reference) As of March 31,2006	1,859,583	467,479

	Shareholders' Equity Ratio	Net Assets Per Share
	%	yen sen
As of June 30,2006	24.3	559 89
As of June 30,2005	23.0	444 99
Reference) As of March 31,2006	25.1	551 36

Note: Number of shares issued at end of first quarter (consolidated)
As of June 30,2006 : 847,021,721 shares, As of June 30,2005 : 847,112,040 shares, As of March 31,2006 : 847,047,065 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the three months ended June 30,2006	(43,301)	(26,491)
For the three months ended June 30,2005	(21,296)	(2,632)
Reference) For the year ended March 31,2006 (Fiscal 2005)	24,258	(37,594)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the three months ended June 30,2006	70,112	64,124
For the three months ended June 30,2005	22,120	62,381
Reference) For the year ended March 31,2006 (Fiscal 2005)	11,962	63,857

3. Consolidated projection for the six months ending September 30,2006

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six months ending September 30,2006	1,720,000	91,000	50,000

Note: Projection for the year ending March 31,2007 will be disclosed at the day of disclosure of interim financial results.

* This projection is based on information available as of August 9,2006.
* The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheets (Unaudited)

Account title	First quarter of Fiscal 2006 (As of June 30,2006)		Fiscal 2005 (As of March 31,2006)		Increase (Decrease)	First quarter of Fiscal 2005 (As of June 30,2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	1,950,949	100.0	1,859,583	100.0	91,366	1,640,544	100.0
Current assets	*951,258*	*48.8*	*906,380*	*48.7*	*44,878*	*728,978*	*44.4*
Cash and time deposits	64,928		64,735		193	62,532	
Notes and accounts receivable, trade	330,086		334,604		(4,518)	269,554	
Securities	1		1		-	1	
Inventories	480,278		440,410		39,868	340,767	
Other current assets	77,585		68,284		9,301	57,087	
Less: Allowance for doubtful accounts	(1,620)		(1,654)		34	(963)	
Fixed assets	*999,691*	*51.2*	*953,203*	*51.3*	*46,488*	*911,566*	*55.6*
Property, plant and equipment	611,925		590,039		21,886	588,378	
Buildings and structures	131,652		129,708		1,944	133,045	
Machinery and equipment, other	167,298		159,745		7,553	160,699	
Land	285,440		283,930		1,510	287,489	
Construction in progress	27,535		16,656		10,879	7,145	
Intangible assets	74,380		64,794		9,586	64,738	
Investments and other long-term assets	313,386		298,370		15,016	258,450	
Investments in securities	255,202		238,520		16,682	193,801	
Long-term loans	14,168		15,364		(1,196)	19,043	
Deferred tax assets	11,240		11,144		96	10,821	
Other	33,872		34,463		(591)	36,177	
Less: Allowance for doubtful accounts	(1,096)		(1,121)		25	(1,392)	
Total assets	1,950,949	100.0	1,859,583	100.0	91,366	1,640,544	100.0
Liabilities	1,421,792	72.9	1,346,077	72.4	75,715	1,222,836	74.5
Current liabilities	*1,001,146*	*51.3*	*921,019*	*49.5*	*80,127*	*798,951*	*48.7*
Notes and accounts payable, trade	277,826		294,424		(16,598)	229,993	
Short-term borrowing	456,383		368,312		88,071	349,027	
Commercial paper	51,000		41,000		10,000	44,000	
Accounts payable, other	137,969		95,820		42,149	98,299	
Accrued income taxes	9,765		35,958		(26,193)	17,118	
Other current liabilities	68,203		85,505		(17,302)	60,514	
Long-term liabilities	*420,646*	*21.6*	*425,058*	*22.9*	*(4,412)*	*423,885*	*25.8*
Long-term debt	273,386		275,424		(2,038)	286,523	
Deferred tax liabilities	40,589		40,210		379	25,442	
Allowance for retirement benefits	59,546		59,590		(44)	62,323	
Allowance for periodic repair works	15,602		15,726		(124)	14,956	
Other long-term liabilities	31,523		34,108		(2,585)	34,641	
Net assets	529,157	27.1	513,506	27.6	15,651	417,708	25.5
Shareholders' equity	*434,106*	*22.2*	*424,666*	*22.8*	*9,440*	*356,760*	*21.8*
Common stock	40,000	2.0	40,000	2.2	-	40,000	2.4
Capital surplus	192,949	9.9	192,948	10.3	1	192,924	11.8
Retained earnings	201,614	10.3	192,148	10.3	9,466	124,183	7.6
Less: Treasury stock, at cost	(457)	(0.0)	(430)	(0.0)	(27)	(347)	(0.0)
Valuation and translation adjustment	*40,133*	*2.1*	*42,813*	*2.3*	*(2,680)*	*20,198*	*1.2*
Unrealized gain on marketable securities	36,058	1.9	39,471	2.1	(3,413)	23,839	1.4
Deferred hedge gain or loss	489	0.0	-	-	489	-	-
Surplus from land revaluation	(3,317)	(0.2)	(3,340)	(0.2)	23	(2,994)	(0.2)
Accumulated translation adjustment	6,903	0.4	6,682	0.4	221	(647)	(0.0)
Minority interest in consolidated subsidiaries	*54,918*	*2.8*	*46,027*	*2.5*	*8,891*	*40,750*	*2.5*
Total Liabilities and Net assets	1,950,949	100.0	1,859,583	100.0	91,366	1,640,544	100.0

Note: 1. Consolidated balance sheets as of June 30, 2006, March 31, 2006 and June 30,2005 are reclassified in conformity with new accounting principles.

2. From the first quarter of fiscal 2006, "Net Assets" are presented in accordance with "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No. 5, December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, December 9, 2005). For the first quarter of fiscal 2005 and Fiscal 2005, "Total Shareholders' Equity" and other items are classified as "Net Assets" in accordance with the above standard and guidance.

Consolidated Statements of Income (Unaudited)

Account title	For the three months ended June 30,2006		For the three months ended June 30,2005		Increase (Decrease)	Fiscal 2005 (from April 1,2005 to March 31,2006)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	854,158	100.0	636,934	100.0	217,224	3,026,262	100.0
Cost of sales	784,480	91.9	560,884	88.0	223,596	2,712,989	89.6
Selling, general and administrative expenses	41,983	4.9	39,414	6.2	2,569	168,825	5.6
Operating Income	*27,695*	*3.2*	*36,636*	*5.8*	*(8,941)*	*144,448*	*4.8*
Other income	19,073	2.2	13,944	2.2	5,129	61,674	2.0
Interest income	624		604		20	2,221	
Dividend income	721		686		35	1,627	
Exchange gain	1,264		-		1,264	-	
Amortization of negative goodwill including consolidation adjustment account	458		505		(47)	2,119	
Equity in income of non-consolidated subsidiaries and affiliates	14,428		11,053		3,375	50,983	
Other	1,578		1,096		482	4,724	
Other expenses	4,796	0.5	4,224	0.7	572	17,400	0.6
Interest expenses	3,142		2,634		508	10,938	
Exchange loss	-		160		(160)	25	
Other	1,654		1,430		224	6,437	
Income before special items	*41,972*	*4.9*	*46,356*	*7.3*	*(4,384)*	*188,722*	*6.2*
Special profit	712	0.1	3,933	0.6	(3,221)	17,831	0.6
Gain on sales of property, plant and equipment	275		2,476		(2,201)	4,339	
Gain on sales of investments in securities	90		1,359		(1,269)	7,156	
Gain on proceeds from casualty insurance	-		-		-	2,706	
Bad debt recovery	-		-		-	2,313	
Other	347		98		249	1,317	
Special loss	1,202	0.1	885	0.1	317	33,909	1.1
Loss on sales of property, plant and equipment	122		34		88	310	
Loss on disposal of property, plant and equipment	353		469		(116)	5,251	
Impairment losses	-		-		-	5,563	
Loss on write-down of investments in securities	391		36		355	614	
Reorganization and restructuring costs	149		211		(62)	13,586	
Provision for environmental remediation allowance	-		-		-	4,269	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	-		-		-	1,002	
Provision for allowance for periodic repair works	-		-		-	551	
Other	187		135		52	2,763	
Income before income taxes	*41,482*	*4.9*	*49,404*	*7.8*	*(7,922)*	*172,644*	*5.7*
Income taxes	8,044	0.9	11,830	1.9	(3,786)	59,189	2.0
Deferred income tax	5,704	0.7	5,252	0.9	452	1,694	0.1
Minority interest in earnings of consolidated subsidiaries	(5,333)	(0.7)	(3,377)	(0.5)	(1,956)	(14,856)	(0.4)
Net income	*22,401*	*2.6*	*28,945*	*4.5*	*(6,544)*	*96,905*	*3.2*

Consolidated Statements of Changes in Net Assets (Unaudited)

For the three months ended June 30,2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment					Minority interest in consolidated subsidiaries	Net assets Total
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain or loss	Surplus from land revaluation	Accumulated translation adjustment	Total		
Balance as of March 31,2006	40,000	192,948	192,148	(430)	424,666	39,471	–	(3,340)	6,682	42,813	46,027	513,506
Cash dividends paid			(12,715)		(12,715)							(12,715)
Bonuses to directors			(449)		(449)							(449)
Net income			22,401		22,401							22,401
Disposition of treasury stock		1		0	1							1
Acquisition of treasury stock				(27)	(27)							(27)
Reclassification with surplus from land revaluation			(23)		(23)							(23)
Increase arising from change of consolidated subsidiary			252		252							252
Net changes of Net Assets other than Shareholders' equity						(3,413)	489	23	221	(2,680)	8,891	6,211
Total changes	–	1	9,466	(27)	9,440	(3,413)	489	23	221	(2,680)	8,891	15,651
Balance as of June 30,2006	40,000	192,949	201,614	(457)	434,106	36,058	489	(3,317)	6,903	40,133	54,918	529,157

Note: From the first quarter of fiscal 2006, this is presented in accordance with "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No. 9, December 27, 2005)
The above resulted in the replacement of the consolidated statements of retained earnings prepared in the past

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the three months ended June 30,2006 millions of yen	For the three months ended June 30,2005 millions of yen	Fiscal 2005 (from April 1,2005 to March 31,2006) millions of yen
Cash flows from operating activities			
Income before income taxes	41,482	49,404	172,644
Depreciation and amortization	11,257	10,968	44,871
Impairment losses	—	—	5,563
Amortization of goodwill	674	—	—
Amortization of negative goodwill	(458)	—	—
Amortization of consolidation adjustment account	—	(459)	(1,947)
Interest and dividend income	(1,345)	(1,290)	(3,848)
Interest expenses	3,142	2,634	10,938
Equity in income of non-consolidated subsidiaries and affiliates	(14,428)	(11,053)	(50,983)
Gain on sales of investments in securities	(90)	(1,359)	(7,156)
Loss on write-down of investments in securities	391	36	614
Loss (gain) on sales and disposal of property, plant and equipment	200	(1,973)	1,222
Reorganization and restructuring costs	149	211	13,586
Decrease (increase) in trade receivables	4,396	1,441	(60,154)
Increase in inventories	(29,186)	(56,193)	(153,037)
Increase in trade payables	487	15,183	65,005
Increase (decrease) in accrued consumption tax	(281)	(980)	5,259
Other, net	(23,049)	4,389	16,348
Subtotal	(6,659)	10,959	58,925
Interest and dividends received	3,391	1,518	34,570
Interest paid	(2,807)	(2,200)	(11,018)
Payment for special retirement benefit	—	—	(444)
Income taxes paid	(37,226)	(31,573)	(57,775)
Net cash provided by (used in) operating activities	(43,301)	(21,296)	24,258
Cash flows from investing activities			
Decrease (increase) in time deposits	29	(992)	(1,186)
Proceeds from sales or maturities of securities	—	8	9
Payments for acquisition of property, plant and equipment	(12,812)	(7,688)	(53,231)
Proceeds from sales of property, plant and equipment	948	4,458	9,162
Payments for acquisition of intangible assets	(2,074)	(888)	(4,628)
Payments for long-term prepaid expenses	(577)	(158)	(1,679)
Payments for acquisition of investments in securities	(13,736)	(41)	(6,129)
Proceeds from sales or maturities of investments in securities	135	1,637	11,270
Net proceeds from acquisition of investments in newly consolidated subsidiaries	—	—	1,682
Decrease (increase) in short-term loans, net	(160)	(278)	2,558
Payments for lending of long-term loans	(7)	(361)	(658)
Collection of long-term loans	866	1,457	5,194
Other, net	897	214	42
Net cash used in investing activities	(26,491)	(2,632)	(37,594)
Cash flows from financing activities			
Increase in short-term borrowing, net	77,933	29,463	48,353
Increase in commercial paper, net	10,000	17,000	14,000
Proceeds from borrowing of long-term bank loans and others	5,100	—	66,836
Repayments of long-term bank loans and others	(10,439)	(14,072)	(97,638)
Proceeds from third-party share allotment of consolidated subsidiary	2,000	—	—
Cash dividends paid	(12,715)	(8,479)	(8,479)
Cash dividends paid to minority interest	(1,402)	(1,856)	(10,876)
Other, net	(365)	64	(234)
Net cash provided by financing activities	70,112	22,120	11,962
Effect of exchange rate changes on cash and cash equivalents	(484)	581	1,623
Net increase (decrease) in cash and cash equivalents	(164)	(1,227)	249
Cash and cash equivalents at beginning of period	63,857	62,473	62,473
Increase due to subsidiaries newly included consolidation	431	1,135	1,135
Cash and cash equivalents at end of period	64,124	62,381	63,857

Segment Information (Unaudited)

Segment Information summarized by product group

For the three months ended June 30,2006 (from April 1,2006 to June 30,2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	600,318	249,589	4,251	854,158	-	854,158
(2) Inter-group	921	333	4,810	6,064	(6,064)	-
Total	601,239	249,922	9,061	860,222	(6,064)	854,158
Operating costs and expenses	591,844	231,995	9,031	832,870	(6,407)	826,463
Operating Income	9,395	17,927	30	27,352	343	27,695
Income before special items	10,285	30,068	1,134	41,487	485	41,972

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	206,942	30,341	12,306	-	249,589
(2) Inter-group	11,512	1,390	4,587	(17,156)	333
Total	218,454	31,731	16,893	(17,156)	249,922
Operating costs and expenses	206,673	28,245	14,446	(17,369)	231,995
Operating Income	11,781	3,486	2,447	213	17,927
Income before special items	24,219	3,053	2,583	213	30,068

For the three months ended June 30,2005 (from April 1,2005 to June 30,2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	508,891	93,852	21,717	10,613	1,861	636,934	-	636,934
(2) Inter-group	905	6,547	856	1,413	2,266	11,987	(11,987)	-
Total	509,796	100,399	22,573	12,026	4,127	648,921	(11,987)	636,934
Operating costs and expenses	482,771	95,122	20,020	10,285	4,213	612,411	(12,113)	600,298
Operating Income (loss)	27,025	5,277	2,553	1,741	(86)	36,510	126	36,636
Income before special items	27,001	14,684	2,245	1,819	138	45,887	469	46,356

For the year ended March 31,2006 (from April 1,2005 to March 31,2006) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	2,407,824	455,061	102,684	48,374	12,319	3,026,262	-	3,026,262
(2) Inter-group	4,247	29,089	3,638	7,162	13,467	57,603	(57,603)	-
Total	2,412,071	484,150	106,322	55,536	25,786	3,083,865	(57,603)	3,026,262
Operating costs and expenses	2,313,297	457,329	95,130	49,391	24,365	2,939,512	(57,698)	2,881,814
Operating Income	98,774	26,821	11,192	6,145	1,421	144,353	95	144,448
Income before special items	99,044	70,281	9,649	6,376	2,812	188,162	560	188,722

Note: Main products for each group are the following;

For the three months ended June 30,2006 (from April 1,2006 to June 30,2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, real-estate, electric wires, cables, titanium, common group administrative activities such as fund procurement, etc.

For the three months ended June 30,2005 (from April 1,2005 to June 30,2005)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, engineering, real-estate, etc.
Resources and Non-ferrous Metals	resource development, copper, gold, silver, zinc, sulfuric acid, electric wires, cables, titanium, etc.
Electronic Materials	copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, common group administrative activities such as fund procurement, etc.

Note: Changes in segment classification

In April of this year, three core metals-related businesses of the Group, namely Nippon Mining and Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd.
As a result, three segments, Resources and Non-ferrous Metals, Electronic Materials and Metal Fabrication, were integrated into Metals segment.
For disclosure of financial results of metals-related segments, Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

At the same time, a classification of businesses among segments was changed as follows:

* Engineering and real-estate businesses were transferred from Petroleum segment to Other operations segment as a result of expansion of operations.
* Electric wires, cables and titanium businesses were transferred from Resources and Non-ferrous Metals segment to Other operations segment in order to launch new operations and concentrate on business resources of Non-ferrous Metals business into copper and recycling and environmental businesses.
* Convenience store business was transferred from Other operations segment to Petroleum segment in order to promote and enhance customer satisfaction programs in petroleum business.

Reclassification of financial results for the three months ended June 30,2005 (from April 1,2005 to June 30,2005) and the year ended March 31,2006 (from April 1,2005 to March 31,2006) according to a new classification are the following:

For the three months ended June 30,2005 (from April 1,2005 to June 30,2005) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	507,119	126,182	3,633	636,934	-	636,934
(2) Inter-group	732	195	2,957	3,884	(3,884)	-
Total	507,851	126,377	6,590	640,818	(3,884)	636,934
Operating costs and expenses	480,827	117,153	6,675	604,655	(4,357)	600,298
Operating Income (loss)	27,024	9,224	(85)	36,163	473	36,636
Income before special items	26,909	17,837	794	45,540	816	46,356

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	95,969	21,717	8,496	-	126,182
(2) Inter-group	6,985	856	2,871	(10,517)	195
Total	102,954	22,573	11,367	(10,517)	126,377
Operating costs and expenses	97,626	20,020	9,677	(10,170)	117,153
Operating Income	5,328	2,553	1,690	(347)	9,224
Income before special items	14,167	2,245	1,772	(347)	17,837

For the year ended March 31,2006 (from April 1,2005 to March 31,2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,389,254	606,119	30,889	3,026,262	-	3,026,262
(2) Inter-group	3,386	1,010	27,678	32,074	(32,074)	-
Total	2,392,640	607,129	58,567	3,058,336	(32,074)	3,026,262
Operating costs and expenses	2,296,019	564,152	54,993	2,915,164	(33,350)	2,881,814
Operating Income	96,621	42,977	3,574	143,172	1,276	144,448
Income before special items	96,961	82,845	7,175	186,981	1,741	188,722

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	464,363	102,684	39,072	-	606,119
(2) Inter-group	31,023	3,638	13,684	(47,335)	1,010
Total	495,386	106,322	52,756	(47,335)	607,129
Operating costs and expenses	468,331	95,130	46,845	(46,154)	564,152
Operating Income	27,055	11,192	5,911	(1,181)	42,977
Income before special items	68,221	9,649	6,156	(1,181)	82,845

Financial Results 1st Quarter FY2006

(Three months ended June 30, 2006)

Nippon Mining Holdings, INC.

August 9, 2006

※Statements which are not historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Quarterly Results (3 months ended June 30 2006)

※ Since segment classification has been slightly changed from FY2006, all the figures by segment for 1st quarter of FY2005 and FY2006 on the following statements are based on the new classification.

1. Operating Results (consolidated)

(Billions of Yen)

	FY2006 1Q	FY2005 1Q	Differences
Net Sales	854.2	636.9	(○) 217.2
Operating Income	27.7	36.6	(×) 8.9
Other Income (Expenses)	14.3	9.7	(○) 4.6
Income before Special Items	42.0	46.4	(×) 4.4
Special Profit (Loss)	(0.5)	3.0	(×) 3.5
Income Taxes	13.7	17.1	(○) 3.3
Minority Interest	5.3	3.4	(×) 2.0
Net Income	22.4	28.9	(×) 6.5

<1> Scope of Consolidation

(1) Consolidated subsidiaries 114 (4 additions, 2 reductions)
(2) Equity method affiliates 15

<2> Income before Special Items

Breakdown of Income before Special Items, ¥42.0 billion

① Operating Income ¥27.7bn

• Petroleum		9.4
• Metals		17.9
➢ Resources & Metals	11.8	
➢ Electronic Materials	3.5	
➢ Metal Manufacturing	2.4	
➢ Metals Group Adjustments	0.2	
• Others		0.4

② Other Income (Expenses), net ¥14.3bn

• Interest and dividend income	1.3
• Amortization of negative goodwill	0.5
• Equity in income of affiliates	14.4
• Exchange gain	1.3
• Interest expenses	(3.1)
• Others	(0.1)

<3> Special Profit (Loss), net

Breakdown of Special Profit (Loss), net ¥(0.5) billion

• Gain on sales of property, plant and equipment	0.3
• Gain on sales of investments in securities	0.1
• Loss on sales or disposal of property, plant and equipment	(0.5)
• Loss on write-down of investments in securities	(0.4)
• Reorganization and restructuring costs	(0.1)
• Others	0.1

<4> Segment Information

(Billions of Yen)

		FY2006 1Q	FY2005 1Q	Differences
Petroleum (Japan Energy Group)	Net Sales	601.2	507.9	(○) 93.4
	Operating Income	9.4	27.0	(×) 17.6
	Income before Special Items	10.3	26.9	(×) 16.6
Metals (Nippon Mining & Metals Group)	Net Sales	249.9	126.4	(○) 123.5
	Operating Income	17.9	9.2	(○) 8.7
	Income before Special Items	30.1	17.8	(○) 12.2
Resources & Metals	Net Sales	218.5	103.0	(○) 115.5
	Operating Income	11.8	5.3	(○) 6.5
	Income before Special Items	24.2	14.2	(○) 10.1
Electronic Materials	Net Sales	31.7	22.6	(○) 9.2
	Operating Income	3.5	2.6	(○) 0.9
	Income before Special Items	3.1	2.2	(○) 0.8
Metal Manufacturing	Net Sales	16.9	11.4	(○) 5.5
	Operating Income	2.4	1.7	(○) 0.8
	Income before Special Items	2.6	1.8	(○) 0.8
Metals Group Adjustments	Net Sales	(17.2)	(10.5)	(×) 6.6
	Operating Income	0.2	(0.3)	(○) 0.6
	Income before Special Items	0.2	(0.3)	(○) 0.6
Others	Net Sales	9.1	6.6	(○) 2.5
	Operating Income	0.4	0.4	—
	Income before Special Items	1.6	1.6	—
Eliminations	Net Sales	(6.1)	(3.9)	(×) 2.2
Total	Net Sales	854.2	636.9	(○) 217.2
	Operating Income	27.7	36.6	(×) 8.9
	Income before Special Items	42.0	46.4	(×) 4.4

※ Net Sales of each segment includes inter-segments sales.
※ Income of eliminations and corporate is included in Others.

<5> Key Data

			FY2006 1Q	FY2005 1Q	Differences
All Segments		Exchange Rate (¥／$)	115	108	(+) 7
Petroleum		Dubai Spot Price ($／BBL)	64.8	47.9	(+) 16.9
		Market Price of Paraxylene ($／t) ACP Base	1,067	923	(+) 144
Metals	Resources & Metals	Market Price of Copper (¢／lb)	327	154	(+) 173
		Electrolytic Copper Sales (1,000 tons／period)	157	155	(+) 2
	Electronic Materials	Electro-deposited Copper Foil Sales (tons／month)	2,069	2,121	(-) 52
		Treated Rolled Copper Foil Sales (1,000 meters／month)	4,273	3,067	(+) 1,206
		ITO Target Sales (tons／month)	27.0	22.4	(+) 4.6
	Metal Manufacturing	Wrought copper products (1,000 tons／period)	10.0	8.3	(+) 1.8
		Special Steel Products (1,000 tons／period)	1.3	0.9	(+) 0.3
		High Quality Products Ratio	42%	41%	(+) 1%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2006 1Q	FY2005 1Q	Differences
Net Sales	601.2	507.9	(○) 93.4
Operating Income	9.4	27.0	(×) 17.6
Income before Special Items	10.3	26.9	(×) 16.6

Factors in ¥16.6 billion decrease in the Income before Special Items

- Decrease of profit in inventory valuation (×) 6.5
  FY2005 1Q: ¥16.5bn → FY2006 1Q: ¥10.0bn
- Decrease in income for petrochemical business (×) 1.5
- Others (×) 9.6
  Energy cost up, Margin time lag and others
- Other Income (Expenses) (○) 1.0
  Increase in equity in income of non-consolidated subsidiaries and affiliates

(2) Sales volume and growth rate

	Domestic sales volume (Thousands of KL)			Growth rate (2006 1Q vs. 2005 1Q)
	FY2006 1Q	FY2005 1Q	Differences	
Gasoline	1,486	1,510	(-) 24	98.4%
Naphtha	819	928	(-) 109	88.2%
Jet Fuel	143	150	(-) 7	95.2%
Kerosene	433	421	(+) 12	102.8%
Gas Oil	1,030	1,077	(-) 47	95.6%
A Heavy Fuel	628	647	(-) 19	97.0%
C Heavy Fuel	427	574	(-) 147	74.4%
Total	4,966	5,309	(-) 343	93.5%
Gasoline & Middle Distillation	3,577	3,656	(-) 79	97.8%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(Millions of KL)

		FY2006	FY2005				
		1Q	1Q	2Q	3Q	4Q	Total
Group Total	Refining volume	4.53	4.55	5.28	5.44	5.48	20.74
	Utilization rate	79%	81%	93%	94%	97%	91%
	Comparison with Previous Year	100%	102%	112%	98%	101%	103%
Mizushima	Refining volume	2.94	1.97	2.69	2.79	2.90	10.36
	Utilization rate	99%	68%	92%	94%	99%	88%
	Comparison with Previous Year	149%	69%	111%	95%	103%	94%
Kashima	Refining volume	1.59	2.57	2.59	2.64	2.58	10.39
	Utilization rate	57%	94%	93%	95%	95%	94%
	Comparison with Previous Year	62%	161%	113%	102%	98%	114%

※Capacity (Crude oil distillation unit) of Japan Energy Group

Japan Energy Mizushima Refinery : 205,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

(from June 15, 2006: 200,000 Barrels/Day)

<2> Metals (Nippon Mining & Metals Group)

Operating Results

(Billions of Yen)

		FY2006 1Q	FY2005 1Q	Differences
Metals (Nippon Mining & Metals Group)	Net Sales	249.9	126.4	(○) 123.5
	Operating Income	17.9	9.2	(○) 8.7
	Income before Special Items	30.1	17.8	(○) 12.2
Resources & Metals	Net Sales	218.5	103.0	(○) 115.5
	Operating Income	11.8	5.3	(○) 6.5
	Income before Special Items	24.2	14.2	(○) 10.1
Electronic Materials	Net Sales	31.7	22.6	(○) 9.2
	Operating Income	3.5	2.6	(○) 0.9
	Income before Special Items	3.1	2.2	(○) 0.8
Metal Manufacturing	Net Sales	16.9	11.4	(○) 5.5
	Operating Income	2.4	1.7	(○) 0.8
	Income before Special Items	2.6	1.8	(○) 0.8
Metals Group Adjustments	Net Sales	(17.2)	(10.5)	(×) 6.6
	Operating Income	0.2	(0.3)	(○) 0.6
	Income before Special Items	0.2	(0.3)	(○) 0.6

<2-①> Resources & Metals Company Group

(1) Operating Results

(Billions of Yen)

	FY2006 1Q	FY2005 1Q	Differences
Net Sales	218.5	103.0	(○) 115.5
Operating Income	11.8	5.3	(○) 6.5
Income before Special Items	24.2	14.2	(○) 10.1

Factors in ¥10.1 billion increase in the Income before Special Items

- Resources & Metals Company and consolidated subsidiaries (○) ¥7.3bn
  - * Metal prices up
  - * TC/RC improvement
  - * Depreciation of the yen, etc.
- Equity in income of non-consolidated subsidiaries and affiliates (○)¥2.8bn
  - * Minera Los Pelambres (○) 2.6
    - ・Copper prices up, etc.

(2) Price and Sales Volume

		FY2006 1Q	FY2005 1Q	Differences
Price	Copper (¢/lb)	327	154	(+) 173
	Gold ($/TOZ)	628	427	(+) 201
	Platinum ($/TOZ)	1,185	870	(+) 315
	Palladium ($/TOZ)	346	192	(+) 154
Sales Volume	Copper (1000 tons/period)	157	155	(+) 2

<2-②> Electronic Materials Company Group

(1) Operating Results

(Billions of Yen)

	FY2006 1Q	FY2005 1Q	Differences
Net Sales	31.7	22.6	(○) 9.2
Operating Income	3.5	2.6	(○) 0.9
Income before Special Items	3.1	2.2	(○) 0.8

Factors in ¥0.8 billion increase in the Income before Special Items

- Operating Income (○)¥0.9bn
  - * Electro-deposited copper foil (○) 1.5
  - * Treated rolled copper foil (○) 0.5
  - * Sputtering targets (×) 1.3
  - * Compound semiconductor materials and others (○) 0.4
  - * Expenses including research and development cost (×) 0.2
- Other Income (Expenses) (×)¥0.1bn
  - * Exchange loss (×) 0.2
  - * Others (○) 0.1

(2) Breakdown by Products

(Billions of Yen)

		FY2006 1Q	FY2005 1Q	Differences
Electro-deposited and Treated Rolled Copper Foil	Net Sales	12.0	8.7	(○) 3.3
	Operating Income	1.8	(0.2)	(○) 2.0
Targets	Net Sales	15.8	11.2	(○) 4.6
	Operating Income	1.8	3.1	(×) 1.3
Compound Semiconductor Materials and Others	Net Sales	3.9	2.7	(○) 1.2
	Operating Income	(0.1)	(0.3)	(○) 0.2
Total	Net Sales	31.7	22.6	(○) 9.2
	Operating Income	3.5	2.6	(○) 0.9

※ For FY2006, general and administrative cost allocation methods for each product group in Electronic Materials Company have been changed. Accordingly, the figures for the 1st quarter of FY2005 above are presented in the same manner.

<2-③> Metal Manufacturing Company Group

(1) Operating Results

(Billions of Yen)

	FY2006 1Q	FY2005 1Q	Differences
Net Sales	16.9	11.4	(○) 5.5
Operating Income	2.4	1.7	(○) 0.8
Income before Special Items	2.6	1.8	(○) 0.8

Factors in ¥0.8 billion increase in the Income before Special Items

- Sales increase (○) ¥0.9bn
  - * Phosphor bronze (○) 0.4
  - * Copper foil (○) 0.2
  - * High-nickel alloy (○) 0.1
  - * Others (○) 0.2
- Relative decrease of raw materials cost (○) ¥0.2bn
- Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (×) ¥0.1bn
- Others (×) ¥0.2bn

(2) Sales by Products

(Billions of Yen)

			FY2006 1Q	FY2005 1Q	Differences
Precision rolling	Wrought copper	Phosphor bronze	5.8	3.1	(○) 2.7
		Corson alloy	1.6	1.4	(○) 0.2
		Copper foil	2.1	1.3	(○) 0.8
		Others	3.2	2.0	(○) 1.2
	Special steel	Stainless steel	0.5	0.4	(○) 0.1
		High-nickel alloy	1.2	0.8	(○) 0.4
		Others	0.1	0.1	—
Precision processing			3.1	2.5	(○) 0.6
Eliminations			(0.7)	(0.2)	(×) 0.5
Total			16.9	11.4	(○) 5.5

Ⅱ Forecasts for the 1st half of FY2006

※ Since segment classification has been slightly changed from FY2006, all the figures by segment for 1st half of FY2005 and FY2006 on the following statements are based on the new classification.

1. Comparison with the 1st half of FY2005

<1> Assumptions

			FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
All Segments		Exchange Rate (¥/$)	115	109	(+) 5
Petroleum		Dubai Spot Price ($/BBL)	64.9	51.6	(+) 13.3
		Market Price of Paraxylene ($/t) ACP Base	1,160	919	(+) 241
Metals	Resources & Metals	Market Price of Copper (¢/lb)	314	162	(+) 152
		Electrolytic Copper Sales (1,000 tons/period)	312	302	(+) 10
	Electronic Materials	Electro-deposited Copper Foil Sales (tons/month)	2,100	2,097	(+) 3
		Treated Rolled Copper Foil Sales (1,000 meters/month)	3,736	3,021	(+) 715
		ITO Target Sales (tons/month)	30.5	24.2	(+) 6.3
	Metal Manufacturing	Wrought copper products (1,000 tons/period)	20.2	16.8	(+) 3.4
		Special Steel Products (1,000 tons/period)	2.5	1.9	(+) 0.6
		High Quality Products Ratio	42%	41%	(+) 1%

<2> Operating Forecasts (consolidated)

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Net Sales	1,720.0	1,365.1	(○) 354.9
Operating Income	55.0	63.4	(×) 8.4
Income before Special Items	91.0	83.1	(○) 7.9
Net Income	50.0	52.5	(×) 2.5
Ratio of Income before Special Items to Net Sales	5.3%	6.1%	(-) 0.8%
Earnings Per Share (yen)	59.0	61.9	(-) 2.9
Number of Shares (1,000 Shares)	847,022	847,047	(-) 25

<3> Operating Forecasts by Segments

(Billions of Yen)

		FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Petroleum (Japan Energy Group)	Net Sales	1,230.0	1,087.2	(○) 142.8
	Operating Income	22.5	42.1	(×) 19.6
	Income before Special Items	24.5	41.5	(×) 17.0
Metals (Nippon Mining & Metals Group)	Net Sales	475.5	268.8	(○) 206.7
	Operating Income	31.5	19.6	(○) 11.9
	Income before Special Items	64.0	37.9	(○) 26.1
Resources & Metals	Net Sales	407.5	218.1	(○) 189.4
	Operating Income	22.0	12.7	(○) 9.3
	Income before Special Items	55.0	31.5	(○) 23.5
Electronic Materials	Net Sales	66.0	47.4	(○) 18.6
	Operating Income	5.0	5.1	(×) 0.1
	Income before Special Items	4.5	4.3	(○) 0.2
Metal Manufacturing	Net Sales	34.0	23.1	(○) 10.9
	Operating Income	4.0	2.4	(○) 1.6
	Income before Special Items	4.0	2.6	(○) 1.4
Metals Group Adjustments	Net Sales	(32.0)	(19.8)	(×) 12.2
	Operating Income	0.5	(0.5)	(○) 1.0
	Income before Special Items	0.5	(0.5)	(○) 1.0
Others	Net Sales	27.5	23.2	(○) 4.3
	Operating Income	1.0	1.7	(×) 0.7
	Income before Special Items	2.5	3.7	(×) 1.2
Eliminations	Net Sales	(13.0)	(14.2)	(○) 1.2
Total	Net Sales	1,720.0	1,365.1	(○) 354.9
	Operating Income	55.0	63.4	(×) 8.4
	Income before Special Items	91.0	83.1	(○) 7.9

※ Net Sales of each segment includes inter-segments sales.
※ Income of eliminations and corporate is included in Others.

<4> Income before Special Items (FY2006 1H vs. FY2005 1H)

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences	Notes
Petroleum (Japan Energy Group)	24.5	41.5	(×) 17.0	➢ Decrease of profit in inventory valuation (×) 7.4 (FY2005 1H actual:¥27.4bn → FY2006 1H forecasts:¥20.0bn) ➢ Others (×) 12.2 ・ Energy cost up ・ Margin time lag and others ➢ Other Income (Expense), net (○) 2.6 ・ Equity in income of non-consolidated subsidiaries and affiliates
Metals (Nippon Mining & Metals Group)	64.0	37.9	(○) 26.1	
Resources & Metals	55.0	31.5	(○) 23.5	➢ Resources & Metals Company and consolidated subsidiaries (○) 8.4 ・ Metal prices up ・ Depreciation of the yen, etc. ➢ Equity in income of non-consolidated subsidiaries and affiliates (○) 15.1 ・ Increase of profit in Minera Los Pelambres (Metal prices up)
Electronic Materials	4.5	4.3	(○) 0.2	➢ Sales increase of Sputtering Targets ➢ Positive impact of closure of Electro-deposited Copper Foil plant in U.S.A ➢ Improvement of margin of Electro-deposited Copper Foil ➢ Decrease of profit in inventory valuation
Metal Manufacturing	4.0	2.6	(○) 1.4	➢ Sales increase of IT-related products such as wrought copper foil
Metals Group Adjustments	0.5	(0.5)	(○) 1.0	➢ Unrealized profits in Metals group
Others	2.5	3.7	(×) 1.2	➢ Cost for new issue of stocks ➢ Cost for the 100th anniversary of the founding
Total	91.0	83.1	(○) 7.9	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Net Sales	1,230.0	1,087.2	(○) 142.8
Operating Income	22.5	42.1	(×) 19.6
Income before Special Items	24.5	41.5	(×) 17.0

(2) Sales volume and growth rate of fuel oil

	Domestic sales volume (Thousands of KL)			Growth rate (2006 1H vs. 2005 1H)
	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences	
Gasoline	3,140	3,167	(-) 27	98.9%
Naphtha	1,820	1,950	(-) 130	93.2%
Jet Fuel	325	322	(+) 3	100.8%
Kerosene	740	734	(+) 6	101.1%
Gas Oil	2,090	2,185	(-) 95	95.7%
A Heavy Fuel	1,240	1,282	(-) 42	96.4%
C Heavy Fuel	900	1,261	(-) 361	71.6%
Total	**10,255**	**10,902**	**(-) 647**	**94.0%**
Gasoline & Middle Distillation	7,210	7,369	(-) 159	97.8%

(3) Number of JOMO Service Stations

	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2005 Mar 31	2006 Mar 31	2006 Jun 30
Owned by Japan Energy	1,328	1,284	1,229	1,207	1,172	1,154	1,145
Self-SS		*105*	*227*	*264*	*297*	*347*	*361*
Owned by wholesalers and others	3,318	3,192	3,067	2,943	2,851	2,679	2,646
Self-SS		*59*	*95*	*121*	*143*	*187*	*199*
Total	4,646	4,476	4,296	4,150	4,023	3,833	3,791
Self-SS		*164*	*322*	*385*	*440*	*534*	*560*

(4) Petrochemical Profit

(Billions of Yen)

FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
9.0	9.0	—

<2> Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

		FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Metals (Nippon Mining & Metals Group)	Net Sales	475.5	268.8	(○) 206.7
	Operating Income	31.5	19.6	(○) 11.9
	Income before Special Items	64.0	37.9	(○) 26.1
Resources & Metals	Net Sales	407.5	218.1	(○) 189.4
	Operating Income	22.0	12.7	(○) 9.3
	Income before Special Items	55.0	31.5	(○) 23.5
Electronic Materials	Net Sales	66.0	47.4	(○) 18.6
	Operating Income	5.0	5.1	(×) 0.1
	Income before Special Items	4.5	4.3	(○) 0.2
Metal Manufactur-ing	Net Sales	34.0	23.1	(○) 10.9
	Operating Income	4.0	2.4	(○) 1.6
	Income before Special Items	4.0	2.6	(○) 1.4
Metals Group Adjustments	Net Sales	(32.0)	(19.8)	(×) 12.2
	Operating Income	0.5	(0.5)	(○) 1.0
	Income before Special Items	0.5	(0.5)	(○) 1.0

<2-①> Resources & Metals Company Group

(1) Forecasts

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Net Sales	407.5	218.1	(○) 189.4
Operating Income	22.0	12.7	(○) 9.3
Income before Special Items	55.0	31.5	(○) 23.5

(2) Price and Sales Volume

		FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Price	Copper (¢/lb)	314	162	(+) 152
	Gold ($/TOZ)	590	433	(+) 157
	Platinum ($/TOZ)	1,142	883	(+) 259
	Palladium ($/TOZ)	323	189	(+) 134
Sales Volume	Copper (1000 tons／period)	312	302	(+) 10

<2-②> Electronic Materials Company Group

(1) Forecasts

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Net Sales	66.0	47.4	(○) 18.6
Operating Income	5.0	5.1	(×) 0.1
Income before Special Items	4.5	4.3	(○) 0.2

(2) Breakdown by products

(Billions of Yen)

		FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Electro-deposited and Treated Rolled Copper Foil	Net Sales	25.2	17.4	(○) 7.8
	Operating Income	2.6	(0.5)	(○) 3.1
Targets	Net Sales	32.7	24.4	(○) 8.3
	Operating Income	3.0	6.0	(×) 3.0
Compound Semiconductor Materials and Others	Net Sales	8.1	5.6	(○) 2.5
	Operating Income	(0.6)	(0.4)	(×) 0.2
Total	Net Sales	66.0	47.4	(○) 18.6
	Operating Income	5.0	5.1	(×) 0.1

※ For FY2006, general and administrative cost allocation methods for each product group in Electronic Materials Company have been changed. Accordingly, the figures for the 1st quarter of FY2005 above are presented in the same manner.

<2-③> Metal Manufacturing Company Group

(1) Forecasts

(Billions of Yen)

	FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Net Sales	34.0	23.1	(○) 10.9
Operating Income	4.0	2.4	(○) 1.6
Income before Special Items	4.0	2.6	(○) 1.4

(2) Breakdown by products

(Billions of Yen)

			FY2006 1H (Forecasts)	FY2005 1H (Actual)	Differences
Precision rolling	Wrought copper	Phosphor bronze	11.8	6.7	(○) 5.1
		Corson alloy	3.8	3.0	(○) 0.8
		Copper foil	4.1	2.4	(○) 1.7
		Others	6.7	4.2	(○) 2.5
	Special steel	Stainless steel	1.1	0.9	(○) 0.2
		High-nickel alloy	2.5	1.6	(○) 0.9
		Others	0.1	0.2	(×) 0.1
Precision processing			6.0	4.4	(○) 1.6
Eliminations			(2.1)	(0.3)	(×) 1.8
Total			34.0	23.1	(○) 10.9

3. Comparison with the Previous Forecasts

<1> Assumptions

			FY2006 1H		
			Revised forecasts (Aug. 9)	Previous forecasts (May 10)	Differences
All Segments		Exchange Rate (¥／$)	115	110	(+) 5
Petroleum		Dubai Spot Price ($／BBL)	64.9	58.0	(+) 6.9
		Market Price of Paraxylene ($／t) ACP Base	1,160	1,055	(+) 105
Metals	Resources & Metals	Market Price of Copper (¢／lb)	314	240	(+) 74
		Electrolytic Copper Sales (1,000 tons／period)	312	304	(+) 8
	Electronic Materials	Electro-deposited Copper Foil Sales (tons／month)	2,100	1,930	(+) 170
		Treated Rolled Copper Foil Sales (1,000 meters／month)	3,736	4,600	(−) 864
		ITO Target Sales (tons／month)	30.5	30.0	(+) 0.5
	Metal Manufacturing	Wrought copper products (1,000 tons／period)	20.2	19.9	(+) 0.3
		Special Steel Products (1,000 tons／period)	2.5	2.2	(+) 0.3
		High Quality Products Ratio	42%	44%	(−) 2%

<2> Operating Results (consolidated)

(Billions of Yen)

	FY2006 1H		
	Revised forecasts (Aug. 9)	Previous forecasts (May 10)	Differences
Net Sales	1,720.0	1,570.0	(○) 150.0
Operating Income	55.0	41.0	(○) 14.0
Income before Special Items	91.0	68.0	(○) 23.0
Net Income	50.0	39.0	(○) 11.0
Ratio of Income before Special Items to Net Sales	5.3%	4.3%	(+) 1.0%
Earnings Per Share (yen)	59.0	46.0	(+) 13.0
Number of Share (1,000 Shares)	847,022	847,047	(−) 25

<3> Segment Information

(Billions of Yen)

			FY2006 1H		
			Revised forecasts (Aug. 9)	Previous forecasts (May 10)	Differences
Petroleum (Japan Energy Group)		Net Sales	1,230.0	1,170.0	(○) 60.0
		Operating Income	22.5	20.5	(○) 2.0
		Income before Special Items	24.5	22.0	(○) 2.5
Metals (Nippon Mining & Metals Group)		Net Sales	475.5	387.0	(○) 88.5
		Operating Income	31.5	19.5	(○) 12.0
		Income before Special Items	64.0	43.5	(○) 20.5
	Resources & Metals	Net Sales	407.5	320.0	(○) 87.5
		Operating Income	22.0	13.0	(○) 9.0
		Income before Special Items	55.0	38.0	(○) 17.0
	Electronic Materials	Net Sales	66.0	60.0	(○) 6.0
		Operating Income	5.0	3.0	(○) 2.0
		Income before Special Items	4.5	2.0	(○) 2.5
	Metal Manufacturing	Net Sales	34.0	27.0	(○) 7.0
		Operating Income	4.0	3.5	(○) 0.5
		Income before Special Items	4.0	3.0	(○) 1.0
	Metals Group Adjustments	Net Sales	(32.0)	(20.0)	(×) 12.0
		Operating Income	0.5	0.0	(○) 0.5
		Income before Special Items	0.5	0.5	—
Others		Net Sales	27.5	28.0	(×) 0.5
		Operating Income	1.0	1.0	—
		Income before Special Items	2.5	2.5	—
Eliminations		Net Sales	(13.0)	(15.0)	(○) 2.0
Total		Net Sales	1,720.0	1,570.0	(○) 150.0
		Operating Income	55.0	41.0	(○) 14.0
		Income before Special Items	91.0	68.0	(○) 23.0

※ Net Sales of each segment includes inter-segments sales.
※ Income of eliminations and corporate is included in Others.

<4> Income before Special Items (FY2006 1H)

(Billions of Yen)

	Revised forecasts (Aug. 9)	Previous forecasts (May 10)	Differences	Notes
Petroleum (Japan Energy Group)	24.5	22.0	(○) 2.5	➢ Positive impact of inventory valuation (○) 13.0 ➢ Increase in income for petrochemical business (○) 2.5 ➢ Others (×) 13.0 ・ Energy cost up ・ Margin time lag and others
Metals (Nippon Mining & Metals Group)	64.0	43.5	(○) 20.5	
Resources & Metals	55.0	38.0	(○) 17.0	➢ Resources & Metals Company and consolidated subsidiaries (○) 9.2 ・ Metal prices up ・ Depreciation of the yen ➢ Equity in income of non-consolidated subsidiaries and affiliates (○) 7.8 ・ Increase of profit in Minera Los Pelambres (Metal prices up, etc.)
Electronic Materials	4.5	2.0	(○) 2.5	➢ Sales increase of Electro-deposited Copper Foil and Sputtering targets ➢ Sales decrease of Treated rolled copper foil
Metal Manufacturing	4.0	3.0	(○) 1.0	➢ Sales increase of wrought copper and special steel
Metals Group Adjustments	0.5	0.5	—	➢ Unrealized profits in Metals group
Others	2.5	2.5	—	
Total	91.0	68.0	(○) 23.0	

Ⅲ Consolidated Balance Sheet, Consolidated Cash Flows etc.

1. Consolidated Balance Sheet

<1> Balance Sheet

(Billions of Yen)

	Jun. 30, 2006 [A]	※1 Mar. 31, 2006 [B]	Differences [A]−[B]	Sep. 30, 2006 (Forecasts) [C]	Differences [C]−[B]
Current assets	951.3	906.4	(+) 44.9		
Fixed assets	999.7	953.2	(+) 46.5		
Total assets	1,950.9	1,859.6	(+) 91.4	1,991.0	(+) 131.4
Current liabilities	1,001.1	921.0	(+) 80.1		
Long-term liabilities	420.6	425.1	(-) 4.4		
Total liabilities	1,421.8	1,346.1	(+) 75.7	1,348.0	(+) 1.9
Net assets	529.2	513.5	(+) 15.7	643.0	(+) 129.5
Shareholders' equity and valuation and translation adjustment	474.2	467.5	(+) 6.8	569.0	(+) 101.5
Minority interest in consolidated subsidiaries	54.9	46.0	(+) 8.9	74.0	(+) 28.0
※2 Shareholders' equity ratio	24.3%	25.1%	(-) 0.8%	28.6%	(+) 3.5%
※2,3 BPS (¥/Share)	559.89	551.36	(+) 8.53	613.79	(+) 62.43
Interest-bearing debt	780.8	684.7	(+) 96.0	701.5	(+) 16.8

※1: From the first quarter of fiscal 2006, "Net Assets" are presented in accordance with "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No. 5, December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, December 9, 2005). For Mar. 31, 2006, "Total Shareholders' Equity" and other items are classified as "Net Assets" in accordance with the above standard and guidance.

※2: In calculation of Shareholders' Equity Ratio and BPS, "Shareholders' equity and valuation and translation adjustment" is used as shareholders' equity.

※3: BPS of Sep. 30, 2006 is calculated based on 927,022 thousand shares. (847,022 thousand shares, issued shares (consolidated) as of June 30, 2006 and 80,000, newly issued shares)

<2> Factors in Change from March 31, 2006 to June 30, 2006

(Billions of Yen)

(1) Assets (+) 91.4

➢ Cash and cash equivalents		(+) 0.3
➢ Notes and account receivable, trade		(-) 4.5
➢ Inventories		(+) 39.9
➢ Property, plant and equipment (PPE) and intangible assets		(+) 31.5
· Capital expenditures	(+) 15.7	
· Depreciation and amortization	(-) 11.3	
· Integration with copper smelting operations of Mitsui Mining and Smelting Co., Ltd. into PPC	(+) 28.7	
· Sales and disposal of PPE and others	(-) 1.6	
➢ Acquisition of investments in securities and lending of loans		(+) 14.5
➢ Sales or maturities of investments in securities and collection of loans		(-) 1.4
➢ Difference in equity in income of affiliates and dividend received from such companies		(+) 12.3
➢ Unrealized gain on marketable securities		(-) 5.8
➢ Others		(+) 4.6

(2) Liabilities (+) 75.7

➢ Interest-bearing debt	(+) 96.0
➢ Accrued income taxes, etc.	(-) 20.3

(3) Net assets (+) 15.7

➢ Net income	(+) 22.4
➢ Cash dividends paid	(-) 12.7
➢ Unrealized gain on marketable securities	(-) 3.4
➢ Accumulated translation adjustment	(+) 0.2
➢ Minority interest, etc.	(+) 9.2

<3> Factors in Change from March 31, 2006 to September 30, 2006 (Forecasts)

(Billions of Yen)

(1) Assets (+) 131.4

➢ Notes and account receivable, trade and Inventories (excluding the amount of transactions with Mitsui Mining and Smelting Co., Ltd.)	(+) 47.0
➢ Capital expenditures	(+) 36.0
➢ Depreciation and amortization	(-) 24.0
➢ Acquisition of investments in securities, acquisition of copper smelting operations of Mitsui Mining and Smelting Co., Ltd. and lending of loans	(+) 48.0
➢ Difference in equity in income of affiliates and dividend received from such companies	(+) 22.0
➢ Others	(+) 2.4

(2) Liabilities (+) 1.9

➢ Interest-bearing debt	(+) 16.8
➢ Others	(-) 14.9

(3) Net assets (+) 129.5

➢ New issue of stocks	(+) 67.7
➢ Net income	(+) 50.0
➢ Cash dividends paid	(-) 12.7
➢ Minority interest, etc.	(+) 24.5

2. Consolidated Cash Flows

<1> Cash Flows

(Billions of Yen)

	FY2005 1Q (Actual)	FY2006 1Q (Actual)
Cash Flows from Operating Activities	(-) 21.3	(-) 43.3
Cash Flows from Investing Activities	(-) 2.6	(-) 26.5
Cash Flows from Financing Activities	(+) 22.1	(+) 70.1
Effect of Exchange Rate Changes	(+) 0.6	(-) 0.5
Net Decrease in Cash and Cash Equivalents	(-) 1.2	(-) 0.2

<2> Breakdown of FY2006 1Q

(Billions of Yen)

(1) Cash Flows from Operating Activities (-) 43.3

➢ Income before Special Items	(+)	42.0
➢ Depreciation and amortization	(+)	11.3
➢ Equity in income of affiliates	(-)	14.4
➢ Dividend received from affiliates accounted for by equity method	(+)	2.2
➢ Trade receivables, inventories and trade payables	(-)	24.3
➢ Income taxes paid and Others	(-)	60.1

(2) Cash Flows from Investing Activities (-) 26.5

➢ Investments in PPE and intangible assets	(-)	14.9
➢ Acquisition of investments in securities and lending of loans	(-)	14.5
➢ Sales or maturities of investments in securities and collection of loans	(+)	1.5
➢ Sales of property, plant and equipment, and Others	(+)	1.4

(3) Cash Flows from Financing Activities (+) 70.1

➢ Interest-bearing debt	(+)	82.6
➢ Cash dividends paid	(-)	12.7
➢ Proceeds from third-party share allotment of consolidated subsidiary and Others	(+)	0.2

3. Dividends

FY2005				FY2006 (Projected)			
Mid term	Year end	Full year	Payment amount	Mid term	Year end	Full year	Payment amount
----	¥15.00	¥15.00	¥ 12,715 million	¥6.00	¥6.00	¥12.00	¥ 11,132 million

※ Payment amount is multiplied by 847,693 thousand, issued shares as of March 31, 2006 and 80,000 thousand, newly issued stocks.

4. Interest-bearing Debt

(Billions of Yen)

	Mar. 31, 2006	Jun. 30, 2006	Differences
Petroleum (Japan Energy Group)	430.1	460.6	(+) 30.5
Metals (Nippon Mining & Metals Group)	283.7	314.8	(+) 31.1
Other	(29.1)	5.4	(+) 34.5
Total	684.7	780.8	(+) 96.0

※ Others include eliminations or corporate.

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31, 2002	Mar. 31, 2005	Mar. 31, 2006 (A)	Jun. 30, 2006 (B)	(B)-(A)	Sep. 30, 2006 (Forecasts)
Interest-bearing Debt	892.8	643.8	684.7	780.8	(+) 96.0	701.5
Shareholders' Equity	181.5	353.4	467.5	474.2	(+) 6.8	569.0
Debt to Equity Ratio (times)	4.92	1.82	1.46	1.65	(+) 0.19	1.23

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2005	FY2006 1Q
Capital expenditure	57.7	15.7
Depreciation and Amortization	44.9	11.3
Difference	(+) 12.8	(+) 4.4

<1> Capital expenditure by segments

(Billions of Yen)

	FY2005	FY2006 1Q
Petroleum (Japan Energy Group)	34.5	6.8
Metals (Nippon Mining & Metals Group)	22.3	8.7
Resources & Metals	11.5	4.7
Electronic Materials	6.0	1.8
Metal Manufacturing	4.8	2.2
Others	0.9	0.2
Total	57.7	15.7

※ Others include eliminations or corporate.

<2> Depreciation and Amortization by segments

(Billions of Yen)

	FY2005	FY2006 1Q
Petroleum (Japan Energy Group)	30.1	7.2
Metals (Nippon Mining & Metals Group)	14.4	3.9
Resources & Metals	6.7	2.2
Electronic Materials	5.1	1.0
Metal Manufacturing	2.6	0.7
Others	0.5	0.1
Total	44.9	11.3

※ Others include eliminations or corporate.

7. Number of Employees

(Persons)

	March 31, 2004	March 31, 2005	March 31, 2006
Petroleum (Japan Energy Group)	3,982	3,873	3,920
Metals (Nippon Mining & Metals Group)	4,242	4,120	4,348
Resources & Metals	1,471	1,447	1,553
Electronic Materials	1,622	1,512	1,373
Metal Manufacturing	1,149	1,161	1,422
Other	1,634	1,281	1,311
Total	9,858	9,274	9,579

※ Other includes Nippon Mining Holdings, Inc.